CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

January 18, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

Frankfurt Stock Exchange:  DFL

U.S. 20-F Registration:  000-29870

CREAM MINERALS DEFINES 3KM LONG AIRBORNE EM CONDUCTOR

AT GOLDSMITH PROPERTY, BC

Cream Minerals Ltd. (TSX-V: CMA) ("Cream") is pleased to announce the results of the 2006 exploration program conducted on its Goldsmith Property, located north of Kaslo, southeastern British Columbia.

This program consisted of infill soil sampling within parts of the previously identified gold geochemical anomalous zone (see News Releases dated February 14th, April 7th and October 11th, 2005), detailed mapping and rock sampling in previously unmapped areas, and helicopter-borne magnetic and electromagnetic (EM) surveying over the southern portion of the property which encompassed the anomalous gold zone.

The infill soil sampling better defined the original 2 kilometre long – gold, copper, arsenic – anomaly as well as extending it along its previous periphery.  The surface rock sampling produced several high-grade gold assays including grab samples from quartz veins that ran 197.16 g/T, 65.2g/T and 11.15g/T gold.

The AeroTEM II – time domain electromagnetic – airborne survey pinpointed a 3 kilometre long EM conductor that is coincident with the above mentioned polymetallic geochemical anomaly, and that is associated with elevated magnetics on the southern flank of a linear magnetic high that strikes northwestwards across the property.

In addition, another as yet undefined EM conductor on the northeastern portion coverage resulted in the acquisition of more ground by Cream.

Plans for the 2007 program include extension of the airborne work to cover the whole property in the spring, to be followed by detail geochemistry over the presently known and any additionally located EM conductors, and last, but certainly not least, drill testing of the large coincident geophysical – geochemical target for poly metallic mineralization after recession of the snow cover.

Linda Dandy, P.Geo., and Peter E. Walcott, P.Eng., who have reviewed and verified the contents of this news release, are the project supervisors and “Qualified Persons” for National Instrument 43 – 101.

For more information, including video presentations, about Cream and its minerals property interests please visit Cream’s website – www.creamminerals.com.  Please visit us at Booth 322 at the Vancouver Resource Investment Conference, at the Vancouver Convention & Exhibition Centre, 999 Canada Place, Vancouver, B.C. on January 21 & 22, 2007.

Frank A. Lang, MA, P. Eng.

 President & CEO

For further information please contact:

Investor Relations

 Tel:  (604) 687-4622;  Fax:  (604) 687-4212;  Toll Free: 1-888-267-1400;  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.